PARTNERS

EDWARD H.P. LAM ♦*

G.S. PAUL MITCHARD QC ♦

CLIVE W. ROUGH ♦

JONATHAN B. STONE *

ALEC P. TRACY *

♦ (ALSO ADMITTED IN ENGLAND & WALES)

* (ALSO ADMITTED IN NEW YORK)

REGISTERED FOREIGN LAWYERS

JOHN ADEBIYI (ENGLAND & WALES)

Z. JULIE GAO (CALIFORNIA)

FRANCES P. KAO (CALIFORNIA)

GREGORY G.H. MIAO (NEW YORK)

ALAN G. SCHIFFMAN (NEW YORK)

ED SHEREMETA (NEW YORK)

SKADDEN, ARPS, SLATE, MEAGHER & FLOM 世達國際律師事務所 42/F, EDINBURGH TOWER, THE LANDMARK 15 QUEEN’S ROAD CENTRAL, HONG KONG TEL: (852) 3740-4700 FAX: (852) 3740-4727 www.skadden.com	AFFILIATE OFFICES BOSTON CHICAGO HOUSTON LOS ANGELES NEW YORK PALO ALTO WASHINGTON, D.C. WILMINGTON BEIJING BRUSSELS FRANKFURT LONDON MOSCOW MUNICH PARIS SÃO PAULO SHANGHAI SINGAPORE SYDNEY TOKYO
March 12, 2012	TORONTO
VIENNA

VIA EDGAR

Tom Kluck, Legal Branch Chief

Christina Chalk, Special Counsel, Office of Mergers & Acquisitions

Corey Jennings, Special Counsel, Office of International Corporation Finance

Folake Ayoola, Attorney Adviser

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:      E-House (China) Holdings Limited

Responses to the Staff’s Comments on Amendment No. 1 to Registration Statement on Form F-4 (File No. 333-179004) and Amendment No. 2 to Schedule 13E-3 (File No. 005-85084) Filed on February 15, 2012, on behalf of itself and China Real Estate Information Corporation.

Dear Mr. Kluck, Ms. Chalk, Mr. Jennings and Ms. Ayoola:

On behalf of our client, E-House (China) Holdings Limited, a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we hereby submit responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), as set forth in your letter dated March 6, 2012 (the “Comment Letter”), regarding the above-referenced Registration Statement on Form F-4 (the “Registration Statement”) and Schedule 13E-3 (the “Schedule 13E-3”), each filed on February 15, 2012.

This letter, Amendment No. 2 to the Registration Statement (the “Amended Registration Statement”) and Amendment No. 3 to the Schedule 13E-

3 (the “Amended Schedule 13E-3”) are being filed with the Commission electronically via EDGAR today. These amendments reflect changes made to address the Staff’s comments included in the Comment Letter. In addition to the electronic filing, we are delivering to you via hand delivery a hard copy of this letter, two courtesy copies of the Amended Registration Statement (without exhibits) marked to indicate changes to Amendment No. 1 to the Registration Statement filed on February 15, 2012 and two courtesy copies of the Amended Schedule 13E-3 marked to indicate changes to Amendment No. 2 to the Schedule 13E-3 filed on February 15, 2012.

Set forth below are the Company’s responses to the Staff’s comments contained in the Comment Letter.  The comments are repeated below, followed by the responses prepared by the Company. The Company has included page numbers to indicate where the language addressing a particular comment appears in the Registration Statement.

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1.                                      Refer to comment 1 in our original comment letter. We continue to believe that Mr. Xin Zhou is engaged in this going private transaction and must be included as a filer on the Schedule 13E-3. We note that in addition to his role as an insider of both EHouse and CRIC, according to the revised disclosure on page 43 of the amended Form F-4, Mr. Zhou also initiated consideration and discussion of this transaction (see your response to comment 8). Please amend the Schedule 13E-3 to include Mr. Xin Zhou as a filing person. As a filer, note that he must independently satisfy all of the disclosure, dissemination and timing requirements of Rule 13e-3 and Schedule 13E-3.

In response to the Staff’s comment, the Amended Schedule 13E-3 has been revised to include Mr. Xin Zhou as a filing person for the Schedule 13E-3, and the Company has revised pages 1, 2, 30, 43, 47, 48, 49, 51, 52, 53, 54, 154, 155, 157, 189, 190 and 224 of the Amended Registration Statement to include the disclosures required by Schedule 13E-3 due to Mr. Xin Zhou having been added as a filing person to the Amended Schedule 13E-3.

The Staff’s comment on Mr. Zhou’s obligations to satisfy all of the disclosure, dissemination and timing requirements of Rule 13e-3 and Schedule 13E-3 is duly acknowledged and the Company will ensure Mr. Zhou’s compliance with such requirements.

2.                                      Refer to comment 11 in our prior comment letter. Summarize the materials filed as Exhibit (c)(2) to the Schedule 13E-3/A in the disclosure document.

In response to the Staff’s comment, the Company has revised page 47 of the Amended Registration Statement to expand the summary of, and provide additional background information relating to, the materials filed as Exhibit (c)(2) to the Schedule 13E-3.

Exhibit 99.5

3.                                      We note your response to comment 25. Please tell us what consideration was given to providing a risk factor discussing the lack of enforceability of the equity pledge agreements. Likewise, we note from your response to comment 22 that you do not have several licenses that may be required to operate a business over the internet.

The Company respectfully advises the Staff that it does not view risks related to CRIC’s businesses, including the two risks that the Staff referred to, as being material risks relevant to the merger, which the Registration Statement relates to.  Furthermore, the risk factors specific to CRIC’s business are described in detail in CRIC’s annual report on Form 20-F for the year ended December 31, 2010, and the Company has prominently made cross-references to such risk factors at the beginning of the “Risk Factors” section of the Registration Statement.

Having said that, in order to move the SEC review process forward, the Company has inserted a new risk factor relating to the two risks that the Staff referred to on pages 28 and 29 of the Amended Registration Statement.

Please also see the Company’s response to Comment 4, which clarifies that it is the equity pledges under the equity pledge agreements, and not the equity pledge agreements, that are required to be registered in the PRC in order to be enforceable.

4.                                      Please reconcile your inclusion of the term “and enforceable” in paragraphs (i)(a) through (i)(c) with the paragraph immediately below that implies that the agreements have not been registered and therefore may not be enforceable in the PRC.

In response to the Staff’s comment, Fangda Partners, the Company’s PRC counsel, has revised its legal opinion to clarify that it is the equity pledges under the equity pledge agreements, not the equity pledge agreements, that are required to be registered in the PRC in order to be enforceable.

The enforceability of the equity pledge agreements is not subject to registration in the PRC and is independent and separate from the enforceability of the equity pledges. If any shareholder of CRIC’s variable interest entities, in breach of the pledge agreement to which he is a party, fails to perform his obligation to register the equity pledge, the pledgee can initiate a legal proceeding and require the competent court to order the breaching party to perform such obligation.

In response to the Staff’s comment, the Company has also revised the disclosure on pages 174 and 177 of the Amended Registration Statement to clarify the points referred to in the preceding paragraph.

The Company supplementally advises the Staff that, since the Company’s last filing dated February 15, 2012, the shareholders of Beijing Leju have completed registration of their respective shareholders equity pledges under the relevant equity pledge agreement.  The shareholders of Tian Zhuo and Shanghai Yi Xin are still in the process of completing such registration.  Fangda Partners’ legal opinion and the Amended Registration Statement have been revised to reflect this update.

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If you have any questions regarding the Amended Registration Statement or Amended Schedule 13E-3, please do not hesitate to contact the undersigned at (852) 3740-4850 or julie.gao@skadden.com.

Very truly yours,

/s/ Z. Julie Gao

Z. Julie Gao

cc:

Xin Zhou, Executive Chairman of the Board of Directors for E-House (China) Holdings Limited and Co-Chairman of the Board of Directors and Chief Executive Officer of China Real Estate Information Corporation

Li-Lan Cheng, Chief Financial Officer, E-House (China) Holdings Limited
Bin Laurence, Chief Financial Officer, China Real Estate Information Corporation
John Wilde, Deloitte Touche Tohmatsu CPA Ltd.
Alan Min Hu, Deloitte Touche Tohmatsu CPA Ltd.
Lee Edwards, Shearman & Sterling LLP
Brian Wheeler, Shearman & Sterling LLP
David Roberts, O’Melveny & Myers LLP
Ke Geng, O’Melveny & Myers LLP